SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                               AMENDMENT NO. 5 TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                            (Name of Subject Company)

                             WHITMAN'S CANDIES, INC.
                                  WC-RMA CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.03 PER SHARE
                         (Title of Class of Securities)

                                    774678403
                      (CUSIP Number of Class of Securities)
                           --------------------------

                               MR. THOMAS S. WARD
                                  CO-PRESIDENT
                             WHITMAN'S CANDIES, INC.
                               1000 WALNUT STREET
                                    SUITE 900
                           KANSAS CITY, MISSOURI 64106
                            TELEPHONE: (816) 842-9240
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                 with a copy to:

                             DAVID W. PRESTON, ESQ.
                               LATHROP & GAGE L.C.
                              2345 GRAND BOULEVARD
                                   SUITE 2300
                           KANSAS CITY, MISSOURI 64108
                            TELEPHONE: (816) 292-2000

         WC-RMA Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Whitman's Candies, Inc., a Missouri corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, as amended (the "Schedule 14D-1") filed with the Securities and Exchange Commission on May 10, 1999 relating to the Offer by Purchaser to purchase all Shares of Rocky Mountain Chocolate Factory, Inc., a Colorado corporation (the "Company"). Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 14D-1 or in the Offer to Purchase described therein.

ITEM 10.          Additional Information.

         The Schedule 14D-1 filing on May 10, 1999 was not intended to be a contemporaneous filing of a Schedule 13D. Accordingly, the Purchaser and the Parent hereby delete pages 2 and 3 from such filing, which were tables indicating that Parent and Purchaser did not own any shares of the Company.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 1999                         WHITMAN'S CANDIES, INC.


                                            By: /s/ Thomas S. Ward
                                            Name: Thomas S. Ward
                                            Title:   Co-President

                                            WC-RMA CORP.


                                            By: /s/ Thomas S. Ward
                                            Name: Thomas S. Ward
                                            Title:   Co-President